Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

December 1, 2017

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a press release on “Dr. Reddy’s Announces Approval of Impoyz™ (clobetasol propionate) Cream, 0.025% First-Cycle NDA Approval”.

This is for your information.

With regards,

/s/ Vikas Sabharwal
Vikas Sabharwal
Assistant Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

CONTACT
	Investor relationS	Media relationS

DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	Saunak SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	Calvin Printer calvinprinter@drreddys.com (Ph: +91-40- 49002121) LORI MCCREARY lmccreary@drreddys.com (Ph: +1-412-997-7322)

Dr. Reddy’s Announces Approval of Impoyz™ (clobetasol propionate) Cream,
0.025% First-Cycle NDA Approval

Hyderabad, India, December 1, 2017

HYDERABAD, India & PRINCETON, NJ & MALVERN, PA December 1, 2017— Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY), through its wholly owned subsidiary Promius Pharma, LLC, today announced its fifth consecutive, first-cycle NDA approval for the Proprietary Products Group, a substantial milestone within the pharmaceutical industry.

Impoyz (clobetasol propionate) Cream, 0.025% is a high potency topical steroid approved for the treatment of moderate to severe plaque psoriasis in patients 18 years of age or older. The most common side effect of IMPOYZ Cream includes discoloration of the treated site. Psoriasis is a serious medical condition affecting approximately 7.5 million people in the United States. Impoyz, formerly referred to as DFD-06, had been recently licensed to Encore Dermatology Inc. for the commercialization of the product in the United States.

This approval is another example of the deep and broad capabilities within the Proprietary Products business unit at Dr. Reddy’s. The organization has achieved several milestones within drug, device, and formulation research and development for novel therapies.

“The fifth consecutive first cycle NDA approval represents Dr. Reddy’s long-term commitment to building an organization that delivers innovative medical solutions,” said Anil Namboodiripad, PhD, Senior Vice President, Proprietary Products and President, Promius Pharma. “We are looking forward to working with our partner, Encore Dermatology, to bring this novel treatment to providers and their patients.”

“Encore is excited about adding another great product to our portfolio and looking forward to the opportunity to commercialize a new product for the treatment of mild to moderate psoriasis as well as broadening our portfolio outside of atopic dermatitis and acne,” said Robert Moccia, CEO, Encore Dermatology, Inc.

Important Safety Information

IMPOYZ Cream is indicated for the treatment of moderate to severe plaque psoriasis in patients 18 years of age or older.

Important: IMPOYZ Cream is for use on the skin only. Do not get it near or in your eyes, mouth, or vagina.

Before taking IMPOYZ Cream, tell your healthcare provider about all of your medical conditions, including if you:

•	are allergic to any of the ingredients in IMPOYZ Cream, have thinning of the skin (atrophy) at the treatment site.
•	have a skin infection. You may need a medicine to treat the skin infection before using IMPOYZ cream.
•	have diabetes.
•	have adrenal gland problems.
•	plan to have surgery.
•	liver problems.
•	are pregnant or plan to become pregnant. It is not known if IMPOYZ Cream will harm your unborn baby.
•	are breastfeeding or plan to breastfeed. It is not known if IMPOYZ Cream passes into breast milk

Tell your healthcare provider about all the medicines you take, including over-the-counter medicines, vitamins and herbal supplements. Especially any other corticosteroid medicines by mouth or use other products on your skin that contain corticosteroids.

What are the possible side effects of IMPOYZ Cream?

•	Symptoms of a disorder where the adrenal gland does not make enough of certain hormones (adrenal insufficiency) during treatment or after stopping treatment with IMPOYZ Cream. Your doctor may do blood tests to check for adrenal gland problems during treatment with IMPOYZ Cream.
•	Cushing syndrome, a condition that can happen when your body is exposed to too much of the hormone cortisol. Your doctor may do tests to check for this.
•	High blood sugar (hyperglycemia) or diabetes mellitus that has not been diagnosed can happen with treatment. Your doctor may do tests to check for this.
•	Skin reactions at the treated skin site. Tell your doctor if you get any skin reactions or skin infections.
•	Effects on growth and weight in children.

The most common side effect of IMPOYZ is discoloration at the site. This is not the only possible side effect of IMPOYZ Cream. Call your doctor for medical advice about side effects.

Please see IMPOYZ Cream Full Prescribing Information

Impoyz™ is a trademark of Encore Dermatology Inc.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About Encore: Encore Dermatology, Inc is fully-integrated dermatology company with a mission committed to delivering innovative prescription therapies and medical devices to dermatologists focusing on customer service and improving the quality-of-life of patients. For more information log onto www.encorederm.com.

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.

The company assumes no obligation to update any information contained herein.